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                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2000

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F   [X]                  Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


               Yes     [ ]                         No  [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________
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Press Release                                    Levallois,  November 14, 2000

  HAVAS ADVERTISING ANNOUNCES A 35.8% INCREASE IN BILLINGS FOR THE FIRST NINE
                         MONTHS OF THE FISCAL YEAR 2000

      Continued strong momentum driven by important new business wins and successful acquisition focus on high-growth sectors

 This increase does not take into account contributions from the acquisition of
                             Snyder Communications

The Havas Advertising Group (Paris Stock Exchange: HAV.PA ; Nasdaq: HADV), the world's fourth largest communications group, announced billings of over euro 7.2 billion for the first nine months of the fiscal year 2000. This represents an increase of over 35.8% compared to the same period last year.

Excluding contributions from acquisitions, the increase was 21.9% and, adjusted to exclude the effects of currency fluctuations, the first nine months billings were up 13.5%. Growth by geographic region is highlighted in the table below:

                          Billings growth by geography
                          ----------------------------
                  (1st nine months 2000 / 1st nine months 1999)

                                 Adjusted for acquisitions
                  Unadjusted     and currency fluctuations

Europe              + 32.2%            + 14.5%
North America       + 40.8%            +  9.7%
Latin America       + 43.3%            + 23.2%
Asia Pacific        + 42.0%            + 16.0%
Total               + 35.8%            + 13.5%


The increase in billings over the first nine months of fiscal year 2000 does not take into account contributions from the acquisition of Snyder Communications, which was completed at the end of September 2000 and which will be consolidated in the Havas Advertising figures beginning October 1st.

"Havas Advertising's excellent results again represent one of the industry's finest performances. In the first nine months of 2000, we delivered significant growth across our four operating divisions. In addition to robust double-digit billings increases throughout our four geographic regions, we enjoyed major new business wins, increased assignments from existing clients, and positive contributions from acquisitions principally in the high-growth marketing services sector. Business continues strong in the current quarter. Although the Snyder Communications
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acquisition closed only seven weeks ago and is therefore not included in our nine months' results, we have made significant progress in rapidly integrating the Snyder companies into our four operating divisions. As a result, we are confident that our fiscal year 2000 growth will exceed our pro forma objectives," commented Alain de Pouzilhac, chairman and CEO of Havas Advertising.

Major new business

This excellent performance is primarily a result of strong organic growth from existing clients as well as important new business activity. The net gain from new business was euro 1,688 million, which represents an increase of 51.6 % compared to the same period in 1999 (euro 1,113 million). Major accounts gained across the four divisions of Havas Advertising include the following:

 .  Euro RSCG Worldwide: Subway, Astrazeneca, Sky-Team, Alliance-Air France, Tusa
   Financial Sces, Alberto Culver, CNN, Searle (Monsanto), Bayer, E-IDC.
 .  Arnold Wordwide Partners: Toshiba Europe, Real Estate Web, Carrefour, Liberty
   Surf, IQ Publishing, RAC, VIAG Interkom, Mini Car (BMW), Open, Scoot, QXL, Francaise des Jeux.
 .  Media Planning Group: Reckitt Benckiser, Thomson, Orange International, Sky
   Team, Self Trade, Reed International, Bayer, San Miguel, Bongrain, Heineken, Packard, Yoplait, Candia, Chandon.
 .  Diversified Agencies Group: Leclerc, IBM, CIC, AA, Microsoft, Airprime,
   Lucent, BT, Europ@web, E-IDC, Cable & Wireless, Amazon.com, Barclays, Sun Microsystems.

Acquisition update

In addition to this sustained organic growth, Havas Advertising has continued to implement an active policy of acquisitions. This policy is principally targeted towards both geographic areas that are a priority for its development and the high-growth marketing services sector. Following the acquisition of Snyder Communications, more than 60% of the group's revenues are now generated from the marketing services area. Since the beginning of the year, 30 acquisitions have been completed. Apart from Snyder Communications, the most important of these are:


 . Euro RSCG Worldwide:
  Acquisition of agencies: The Tyee Group, Meridian Consulting, Middleberg, Remtulla (Canada), Integrated Options (Australia).
 . Arnold Worldwide Partners
  Acquisition of agencies: Age (Brazil), Vickers & Benson (Canada)
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 . Diversified Agencies Group:
  Acquisition of agencies: W&Cie, Altid, ISL, Printel (France), Hudson Sandler, eLearning (UK), Kratz & Jensen (USA)
 . Media Planning Group:
  Establishment of an online international network, Media Contacts.

Snyder Communications

Snyder Communications has today filed its earnings report (Form 10-Q) for the quarter ending September 30, 2000 with the SEC. The earnings report as it relates to the continuing operations of Snyder Communications, excluding Circle.com, the discontinued telemarketing businesses of Brann DS/KI, the one time merger related charges and other non-recurring expenses described below, reveals a revenue growth of 14.6% for the 9 months ending September 30, 2000, an EBITDA margin of 17.3%. This performance is in line with the expectations of Havas Advertising.

The merger related costs amount to approximately $89.8 million, which includes the amount necessary to pay out certain holders of SNC stock-options as a result of the merger, advisory fees, transaction bonuses and other expenses resulting from the merger. In addition, $25.8 million of non-recurring expenses have been recognized in selling, general and administrative as a result of various structural and policy changes undertaken in anticipation of the merger. In addition, a loss of $12.4 million was recorded as a result of the sale of Brann KI. These costs and expenses referred to above were incurred by Snyder Communications prior to its acquisition by Havas Advertising and, accordingly, are not reflected in Havas Advertising's financial statements.

"With a global footprint, the majority of revenues coming from marketing services, an active acquisition program, and sustainable growth from an expanding and strong client base, we are confident of our superior growth prospects beyond 2000. We will be updating the marketplace on our longer-term outlook in the near future," de Pouzilhac concluded.

The Company will host a conference call to discuss its nine months billings on Wednesday, November 15, 2000 at 9:00 AM EST (3:00 PM French Time) that will be broadcast live over the Internet at www.havas-advertising.com and www.havas-
                                    -------------------------     ---------
advertising.fr.  To access the webcast, participants should visit the Havas
--------------
Advertising website at least fifteen minutes prior to the start of the call to download and install any necessary audio software. There will be a replay of the webcast available for 30 days.

About Havas Advertising

Havas Advertising (Paris Stock Exchange: HAV. PA, Nasdaq : HADV) is the world's fourth largest communications group.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services,
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including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
    -------------------------
on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov.


Contacts:     Julie-Emilie Ades  - (33 1) 41 34 30 16
              Alain Camon        - (33 1) 41 34 30 51
              Robert McCann      - (33 1) 41 34 36 32

FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HAVAS ADVERTISING
                                     (Registrant)


                                        /s/ Jacques Herail
Date: November 17, 2000              By:_____________________________
                                     Name:  Jacques Herail
                                     Title: Director General